FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Q1 2009 sales: performance reflects ongoing growth in demand"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, April 15, 2009

Q1 2009 sales: performance reflects ongoing growth in demand

In the first quarter Syngenta achieved strong underlying sales growth after a record year in 2008. Sales increased by 7 percent at constant exchange rates (CER); reported sales were 4 percent lower at $3.6 billion owing to the significant appreciation of the dollar.

Crop Protection sales were 8 percent higher (CER) at $2.6 billion. Excluding Professional Products, sales rose by 10 percent with volumes up 2 percent and price realization ahead of target at 8 percent. Sales increased in Europe with a strong performance in Western Europe, notably France; in Eastern Europe growth was led by Russia and Poland. In NAFTA, Syngenta capitalized on its strong market position and saw good growth across all product lines. Second season sales in Latin America were lower owing to drought in Argentina and southern Brazil and to careful risk management. Growth in Asia-Pacific was particularly strong in the emerging markets demonstrating the resilience of the farm economy in these countries and the success of Syngenta’s tailored product offer.

Product line growth was led by herbicides: selectives performed particularly well in NAFTA and in non-selectives demand for TOUCHDOWN® remained strong. Fungicide sales increased with the main season still to come. Insecticides saw a slight decline owing to lower Latin American sales. Seed Care continued its record of double digit growth helped by the registration of CRUISER® in France. Professional Products were affected by the impact of the economic environment on the lawn & garden and home care markets.

Sales of new products – AVICTA®, AXIAL®, DURIVO® and REVUS® – increased by more than 40 percent demonstrating the continuing willingness of growers to adopt new technology.

Seeds sales were 3 percent higher (CER) at $1.1 billion. Corn & soybean sales increased by 7 percent despite delayed planting decisions in the USA and corn acreage contraction in Europe; growth primarily reflected portfolio improvements in corn and price increases. In Diverse Field Crops, sales of sunflower and sugar beet were lower with tight risk management in Eastern Europe. In Vegetables & Flowers, the downturn in consumer purchasing affected flowers but sales overall were slightly higher.

For the full year, despite adverse currency effects and ongoing tight risk management, the company continues to target growth in earnings per share.

Syngenta – April 15, 2009 / Page of 1 of 3

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 15, 2009 / Page of 2 of 3

Unaudited First Quarter Product Line and Regional Sales

Syngenta	3 Months 2009 $m	3 Months 2008 $m	Actual %	CER(1) %
Crop Protection	2585	2674	- 3	+ 8
Seeds	1054	1127	- 6	+ 3
Business Development	1	2	- 73	- 74
Inter-segment elimination(2)	(18)	(14)	-	-
Third Party Sales	3622	3789	- 4	+ 7

Crop Protection
Product line
Selective herbicides	801	775	+ 3	+ 17
Non-selective herbicides	329	305	+ 8	+ 19
Fungicides	722	776	- 7	+ 6
Insecticides	355	404	- 12	- 2
Seed Care	257	253	+ 2	+ 11
Professional Products	110	146	- 25	- 20
Others	11	15	- 24	- 19
Total	2585	2674	- 3	+ 8
Regional
Europe, Africa and Middle East	987	1116	- 12	+ 6
NAFTA	893	790	+ 13	+ 22
Latin America	288	380	- 24	- 24
Asia Pacific	417	388	+ 7	+ 20
Total	2585	2674	- 3	+ 8

Seeds
Product line
Corn & Soybean	630	620	+ 2	+ 7
Diverse Field Crops	149	202	- 26	- 6
Vegetables and Flowers	275	305	- 10	+ 1
Total	1054	1127	- 6	+ 3
Regional
Europe, Africa and Middle East	408	525	- 22	- 4
NAFTA	580	530	+ 9	+ 10
Latin America	27	33	- 18	- 18
Asia Pacific	39	39	+ 1	+ 19
Total	1054	1127	- 6	+ 3

(1)      Growth at constant exchange rates.
(2)      Crop Protection inter-segment sales to Seeds.

Syngenta – April 15, 2009 / Page of 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 15, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes